Filed by Staples, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Office Depot, Inc.

(Commission File No. 001-10948)

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call EVENT DATE/TIME: FEBRUARY 04, 2015 / 1:00PM GMT OVERVIEW: SPLS announced that it has entered into definitive agreement to acquire Office Depot. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

CORPORATE PARTICIPANTS

Chris Powers *Staples Inc - VP of IR*

Ronald - Ron Sargent *Staples Inc - Chairman and CEO*

Roland Smith *Office Depot, Inc. - Chairman and CEO*

Christine Komola *Staples Inc - CFO*

CONFERENCE CALL PARTICIPANTS

Aram Rubinson *Wolfe Research - Analyst*

Seth Sigman *Credit Suisse - Analyst*

Dan Binder *Jefferies & Co. - Analyst*

Michael Lasser *UBS - Analyst*

Oliver Wintermantel *Evercore ISI - Analyst*

Alan Rifkin *Barclays Capital - Analyst*

Christopher Horvers *JPMorgan - Analyst*

Brad Thomas *KeyBanc Capital Markets - Analyst*

David Strasser *Janney Montgomery Scott - Analyst*

Matthew Fassler *Goldman Sachs - Analyst*

Simeon Gutman *Morgan Stanley - Analyst*

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Staples Inc. announces acquisition of Office Depot Inc. conference call. My name is Dave, and I will be your operator for today.

(Operator Instructions)

As a reminder, this call is being recorded for replay purposes.

I would now like to turn the call over to Mr. Chris Powers, Vice President of Investor Relations. Please proceed, sir.

Chris Powers - *Staples Inc - VP of IR*

Thanks, Dave. Good morning, everyone, and thanks for joining us to discuss Staples acquisition of Office Depot.

During today's call certain information we will discuss regarding the acquisition constitutes forward-looking statements for the purposes of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including those discussed or referenced in Staples most recent Form 10-Q and other documents on file with the SEC.

2

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On the call with us this morning are Ron Sargent, Chairman and Chief Executive Officer of Staples, Christine Komola, Chief Financial Officer of Staples, and from Boca Raton, Roland Smith, Chairman and Chief Executive Officer of Office Depot. With that, I'll turn the call over to Ron. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Well, thank you, Chris, and good morning, everybody. Thanks for joining us on short notice. This morning I am very excited to announce Staples acquisition of Office Depot. This transaction will bring together two strong and complementary companies, and create tremendous value for Staples, as well as Office Depot shareholders. First, let me give you some context. Customer needs and expectations are changing rapidly. Paper-based office supplies are being replaced by technology. Customer demand continues to shift online. We are going up against a wider set of retail and online competition, and customers of all sizes are looking for increased value, sharper pricing, and improved service across all categories. To respond to these trends in the marketplace, two years ago Staples Board of Directors and management team launched a strategic reinvention plan to better meet the changing needs of customers, and position the Company to generate long-term shareholder value. Our reinvention is working. We are building scale, credibility in new categories, and today nearly half of Staples sales are in categories beyond office supplies. We're accelerating growth in Staples.com, and in North American contract. We have enhanced our copy and print offering. We are ahead of schedule, optimizing our retail store network. We are building a stronger connection between our online and retail businesses. We've stabilized Europe. We are right on track with our global cost reduction plan, and we're using these savings to fund investments in our key growth initiatives. The success we've had and the investments we've made to reposition our Company have put us in a position to create tremendous value for shareholders with the acquisition of Office Depot. This acquisition will dramatically accelerate our strategic reinvention. Let me give you a little background on today's announcements. The top priority of our Board is to create value for shareholders. As part of our long-range plan, last summer our management team and our Board analyzed the opportunity to accelerate our strategic reinvention through the acquisition of Office Depot. Staples and Office Depot began discussions to evaluate a potential combination in September 2014. Both Staples and Office Depot have independently analyzed the regulatory considerations related to this transaction, and the Boards of both companies unanimously support the acquisition. The strategic and financial benefits of Staples acquisition of Office Depot are compelling. The combined Company is better positioned to provide value to customers, and compete against a large and diverse set of competitors. We expect to deliver at least $1 billion of annualized synergies by the third fiscal year post-closing. The operational efficiencies and cost savings will be used to dramatically accelerate Staples strategic reinvention. The combined Company will be better equipped to optimize our retail footprint, minimize redundancy, and reduce costs. And in the first year post closing, we expect the acquisition to be accretive to EPS after excluding one-time integration and restructuring costs and purchase accounting adjustments. Now I would like to take a minute to give you a quick overview of the terms of the acquisition. For each share of Office Depot stock, shareholders will receive $7.25 in cash, and 0.2188 of a share in Staples stock at closing. Based on Staples closing share price on February 2, the last trading day prior to initial media speculation about a possible transaction, the transaction values Office Depot at $11 per share, or an equity value of $6.3 billion. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Based on the full-year 2014 guidance that Office Depot gave us -- gave on its Q3 earnings call and Staples closing share price on February 2, the transaction values the Company at approximately 8.5 times 2014 EBITDA, or approximately 3.5 times 2014 EBITDA, after including a minimum of $1 billion of synergies that we plan to achieve. The acquisition is subject to customary closing conditions, anti-trust regulatory approval, and Office Depot shareholder approval. The merger agreement contains a provision whereby Staples is not required to close the transaction if antitrust authorities require divestiture of assets that deliver more than $1.25 billion of Office Depot's 2014 revenues in the United States. Additionally, Staples is not required to close the transaction if a requirements of the antitrust authorities has a material adverse effect on Office Depot operations outside the United States. Staples is required to pay a $250 million termination fee to Office Depot, if the merger agreement is terminated due to antitrust requirements. Both companies have agreed to vigorously contest any potential challenges to the transaction by antitrust authorities. The closing of the transaction is not subject to financing conditions, and we expect to close on the deal by the end of calendar year 2015. Turning to governance and leadership, following the close of the transaction, Staples' newly constituted Board of Directors will increase in size from 11 to 13 members, and include two Office Depot directors approved by Staples. We are planning for Staples corporate headquarters in Framingham, Massachusetts to serve as the combined company's headquarters following the close of the transaction. We also plan to evaluate maintaining a presence in Boca Raton, Florida. Staples acquisition of Office Depot will create a $39 billion distributor of products of services for businesses of all sizes, as well as for consumers. The combined company currently operates 243 distribution facilities, and 4,020 stores worldwide. Before I turn the call over to Roland, I would like to congratulate him for a job well done on the integration of Office Depot and OfficeMax. I continue to be impressed by the Office Depot leadership team, and the early work that they have done to develop a unique selling proposition. They are a strong and highly motivated organization, and we look forward to working together as we build and execute on our integration plans. Office Depot will make Staples bigger, and more importantly, we also believe that Office Depot will make Staples better. And with that, I'll turn it over to Roland. Roland Smith - Office Depot, Inc. - Chairman and CEO Thank you, Ron, and good morning, everyone. I would like to start by congratulating Ron and his management team, the Staples Board of Directors, and thank them for their collaboration and commitment to getting us here today. This transaction is an endorsement of our many accomplishments and the outstanding success we have had integrating Office Depot and OfficeMax over the past year. It's a testament to the hard work and dedication of Office Depot associates. The combination is highly compelling, as it creates tremendous opportunities for growth while creating increased value and convenience for our customers. Importantly, this merger delivers value to Office Depot shareholders, and provides them the opportunity to participate in the future success of the combined company. Based on the terms of the agreement, the transaction value represents a 65% premium over the 90-day average closing price of Office Depot shares. Office Depot shareholders will own approximately 16% of Staples when the deal closes. Given the excellent progress we've made on our integration and the relationships I've built with our associates around the world, it will not be easy to cede control of a great company like Office Depot. That said, I believe the value that this transaction will create for our shareholders and customers is the best path forward for Office Depot, and we look forward to bringing all of our experience and knowledge to the new organization. As we work through the regulatory approval process, Ron and his team will continue to focus on Staples strategic reinvention plan, and my team and I will continue to focus on our critical priorities including the integration of Office Depot and OfficeMax. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Thank you. And I will now turn the call back over to Ron. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thanks, Roland. It's been a pleasure working with you and your team over the last several months. Christine will now discuss synergies and the financial implications of the deal. Christine? Christine Komola - Staples Inc - CFO Thanks, Ron. Good morning, everyone. As Ron mentioned at the beginning of the call, Staples acquisition of Office Depot will generate at least $1 billion of synergies. Our organizations are highly complementary, and we have a great opportunity to realize significant savings while investing in our key growth priorities to dramatically accelerate our reinvention. The acquisition presents a unique and exciting opportunity to reduce costs and improve service in a way that neither company could have achieved on its own. We expect synergies from headcount and other G&A expense reductions, as well as network -- retail network optimization to ramp steadily throughout the three-year integration period. Savings from advertising and marketing, as well as better buying will be more front-end loaded, while synergies related to our more complex integration work in areas like supply chain will be realized in the second and third years of integration. We also expect to achieve revenue synergies from our expanded product and service offerings throughout the integration. To achieve our synergy target, we estimate that we will incur about $1 billion of one-time costs. Turning to sources and uses of funding, we plan to utilize a combined $7.3 billion of debt financing, equity and cash to acquire Office Depot. This includes $1.5 billion drawn on a new $3 billion asset-based revolver at closing, as well as a new $2.75 billion six-year term loan. We plan to utilize $2.1 billion of Staples equity, based on Staples closing stock price on February 2. We will also utilize about $500 million of cash on our balance sheet, and have approximately $450 million of rolled debt and capital leases. These funds will be used to purchase Office Depot equity for approximately $6.3 billion based on Staples closing stock price on February 2. We plan to refinance about $250 million of Office Depot debt, and estimate transaction fees, expenses, and breakage costs of approximately $400 million. Turning to cash deployment, we remain committed to maintaining our current quarterly dividend of $0.12 per share. We're temporally suspending our share repurchase program to focus on paying down transaction-related debt. Over the long-term, Staples remains committed to a prudent capital structure that maximizes our financial flexibility, and supports a balanced and a diverse cash deployment strategy. We do expect to resume our share buybacks over the longer-term. I would now like to turn it back over to Ron for closing remarks. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thanks, Christine. Two years ago, our Board and our management team launched this strategic reinvention plan to take our Company in new directions. I think we've made great progress on many fronts. I believe our acquisition of Office Depot will dramatically accelerate our progress, as we pursue our vision to become the product destination for business. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

So in closing, let me recap the key takeaways from today's announcement. First, this transaction creates significant value for Staples and Office Depot shareholders. Second, it enhances our ability to provide value to customers and compete against a large and diverse set of competitors. Third, it accelerates our reinvention plans to drive growth in our delivery businesses and in categories beyond office supplies. Fourth, the acquisition gives us the ability to optimize our retail footprints. Fifth, we plan to deliver at least $1 billion of annualized synergies over the three-year integration plan. And finally, the acquisition is accretive to EPS in year one post closing. I'll now turn it back over to our conference call moderator for Q&A. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Aram Rubinson, Wolfe Research. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Aram. Aram Rubinson - Wolfe Research - Analyst Hey guys, good morning, and congratulations on a deal we've been waiting -- I don't know -- 15 years for, so good luck with it Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you. Aram Rubinson - Wolfe Research - Analyst Question, on two things. One is, can you help us understand a little bit about the guts of the business? You are underwriting the risk of the ODP and OMX integration that is still underway. Can you talk to us about what is still left to be done there, to tie the systems and distribution network together. And then, what layering your network on top of theirs might look like, and how you expect to tackle that? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Yes, I think, Aram, it is way too early to talk about specific integration plans. We still have got a lot to do. I can tell you that here at Staples, we did a lot of due diligence about what Roland and his team have accomplished already, and plan to accomplish in the coming years with the integration of Office Depot and OfficeMax. We were very comfortable that they were well on their way to doing just a terrific integration job. Roland, anything you would like to add? Roland Smith - Office Depot, Inc. - Chairman and CEO No, I don't think so. I think that covers it Ron. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Aram Rubinson - Wolfe Research - Analyst Thanks. And then the follow-up, if we can just talk little bit about the potential regulatory hurdle. On the B2B side, just want to get a little comment about your confidence on there? And then also the $1.25 billion I think you cited as a kind of hurdle. I think that's about 10% of Office Depot North America sales, if I am not mistaken. I am just wondering, why that threshold, why that level, and what we might expect going forward there? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Well, first of all on the FTC, let me say that both Staples and Office Depot have really carefully considered the antitrust risk associated with the deal, in concert with our respective legal advisors. It's really not our place, nor could we even possibly handicap what the FTC might say. But we do agree with the public statement following the closure of the Depot and Max investigation in 2013. And I think that their comments were, the market for the sale of consumable office supplies has changed significantly since 1997. But at this point, really this is not something that we can comment on, because frankly we know very little of. In terms of the $1.25 billion of Office Depot 2014 revenues. I think you're right, I think that is about 10% of Office Depot's US sales. And that was basically a negotiated amount that we went back and forth a little bit on, but we feel it provides protection to our shareholders, and also provides protection to Office Depot shareholders. Aram Rubinson - Wolfe Research - Analyst Best of luck with it. Thank you. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thanks, Aram. Operator Seth Sigman, Credit Suisse. Seth Sigman - Credit Suisse - Analyst Okay, great. Thanks very much. And I would like to -- Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Seth. Seth Sigman - Credit Suisse - Analyst Add my congratulations as well. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Seth Sigman - Credit Suisse - Analyst First, ask a question on the real estate front. Both companies have had some plans to close stores or have been closing stores. Does that process pause for some period of time, as the Company reevaluates some of the opportunities for the combined entity? Like how are you thinking about that at this point? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Well, I think obviously where we are is, Office Depot will run as a completely separate independent company, and Staples will do the same. I can't speak for Office Depot, but I can tell you that our priorities don't change a bit. We've got a lot to do, because even though synergies are great in this transaction, ultimately synergies run out. We've got to position the company for growth, and that's what we will be working very hard on over the next year and beyond. In terms of our store closure plans, they will not change as a result of this transaction. And Roland, maybe if you could comment on Office Depot? Roland Smith - Office Depot, Inc. - Chairman and CEO Yes, thanks, Ron. I would totally agree. During the process, while the FTC does the review, we will manage our company exactly as we've been managing it. We will focus on our critical priorities. We have 13 new ones that we have already began to work on for 2015, which includes integration synergies and efficiencies that we continue to deliver to the bottom line, and we would expect to deliver to the bottom line this year. Specifically to your question, we have 135 stores that we have contemplated closing in 2015, and we will continue our plans to close those stores in due course. Seth Sigman - Credit Suisse - Analyst Okay, thanks for that. That is very helpful. On a separate topic, on Europe, what are the plans to integrate those businesses, and do you anticipate any potential regulatory issues there? How are you thinking about that? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Well, I think we will go through the same process in Europe, that we would in North America. We think there is a great synergy there. I don't think we're counting on the bulk of the synergies coming from Europe, but we think they will be significant, and we will be going through the same process with EU regulatory authorities like we are in the North America. So again, it's probably not appropriate to comment at this point, but we do think there is some great opportunities to combine the businesses in Europe as well. Seth Sigman - Credit Suisse - Analyst Okay, thanks a lot guys, and best of luck. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you, Seth. Operator Dan Binder, Jefferies. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Dan Binder - Jefferies & Co. - Analyst Hi, good morning, and congrats. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Hi, Dan. Dan Binder - Jefferies & Co. - Analyst Just a few questions, and if you could clarify a couple of things. The -- at least $1 billion in synergies does not include the roughly $440 million I think that Office Depot and OfficeMax have yet to achieve, correct? Christine Komola - Staples Inc - CFO Correct. Yes, that would be -- we will have the $1 billion on top of that. Dan Binder - Jefferies & Co. - Analyst So okay, so again a lot closer to $1.5 billion or there about. Okay. The second question was on the integration. I think one of the -- a lot of folks speculating about a possible combination. One of the positive points in doing something now while Office Depot is in the middle of their integration was to be able to better strategize the reduction of stores, the rationalization of supply chain. I know you just said that both companies would continue to go on as if this deal was not happening essentially. But I was just curious why wouldn't you want just put things on pause, and all the benefits of being able to have that bigger view, not enough to wait a bit? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Yes, we certainly don't know the timing of the FTC's decision on this merger today. And I think frankly, Roland and his team have a lot to do on their integration plan. We have a lot to do on our reinvention plan. I don't think that moving forward slows us down or speed us up after the fact. We think it certainly better positions both companies to serve the changing needs of business customers. I think as you look at the increasing number of competitors out there, we think it better positions us there. We will be able to invest in pricing, service, product assortment, e-commerce capability, because these companies as I said earlier are very complementary companies. And we think there's a lot of opportunity in combining the two. But I think you're right about, in terms of Dan Binder - Jefferies & Co. - Analyst Okay. And then the transfer rates on the store closures. I think you had -- both companies had been able to get the sales transfer rates up. Do you think that would still remain around 30% in your assumptions? Ronald - Ron Sargent - Staples Inc - Chairman and CEO I think -- obviously when we close a store, we get to around -- we [pick] up 30% of those store sales. Obviously, when Office Depot closes a store, it's much less. But I can tell you that when you look at the two companies, there's a -- a lot of these stores are within 5 miles. I think it's about half of our combined network are within 5 miles of each other I believe is the number. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Christine Komola - Staples Inc - CFO But Dan, I would also add that the retail component is not the biggest driver of these synergies. So I think to Ron's point and to Roland's, continuing to execute against our plan, and continuing our store closures is critical to the overall synergies. But our $1 billion is not contingent on just the retail footprint. Dan Binder - Jefferies & Co. - Analyst That was actually my -- (Multiple Speakers). Christine Komola - Staples Inc - CFO -- a smaller part. Yes, it is actually a smaller part. Dan Binder - Jefferies & Co. - Analyst Okay. Actually, that was my next question. I was wondering if you can give us any additional color on the breakdown of the synergies, either by major categories or channel? Christine Komola - Staples Inc - CFO Sure. So we haven't -- I am not ready to give out channel level views of it. But really, as the major categories are G&A type of expenses, G&A related costs. Buying efficiencies is important component of it, marketing, operational savings, those are things we expect to get early on in the integration plan. And then, when you look at some of the longer-terms, it is the supply chain network plan, and it is actually around a lot of the work that you would do in Europe. So that, we expect it to be phased over the three years, with those as the major buckets. Dan Binder - Jefferies & Co. - Analyst Thanks. Christine Komola - Staples Inc - CFO Thank you. Operator Michael Lasser, UBS. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Michael. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Michael Lasser - UBS - Analyst Good morning, Ron. Good morning, everybody. Thanks a lot for taking my questions and congratulations. Two things, first Ron, when you think about the synergies, how do you view the need to reinvest a portion of those savings back in, improving the experience for your customers, lowering prices? That's been a big part of your transformation plan up until now. So I would suspect that there is going to be a portion of that as you move forward. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Yes, Michael. I think this is a historic opportunity to do the reset on a lot of the areas of the business. I said earlier, I mean, synergies run out. But Ï think it is going to give us this one time opportunity to accelerate all the things we're doing, and we've been investing in lowering prices over the last two years. I think we still have a ways to go, to become even more competitive, particularly among some of the online competitors. Obviously, the synergies will be -- continue to -- we will use some of those for building our capabilities beyond office supplies, because we think that's our future. I think this year, I think 46% of our sales -- our 2014 was -- 46% were beyond office supplies. This year, I think we are budgeting like 48% of our sales will be beyond office supplies. Obviously, next year, we will be pushing to -- over 50% of our sales are not office supplies anymore. So reinventing a company in this industry is really, really hard. But I think we will have some negative synergies. And whether that's in pricing, or talent, or expanding into new categories, or investing in marketing to build awareness that Staples is more than office supplies. I think this is a wonderful opportunity to reset, and position us with a much stronger foundation for long-term sales and earnings growth. Michael Lasser - UBS - Analyst That's helpful. My second question is, when you look at competitive bidding situations within your contract business particularly on the large enterprise side, what percentage of the time are the Staples and Office Depot the only bidders for the business? And maybe you could just give us a ballpark estimate? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Yes, I -- frankly, I have no idea. I have no way of even knowing that information, because our large customers don't share that. But I think when you look at the world, and the way the world has changed. I mean, there are really strong regional players who bid on contracts all the time, and have been very, very successful. I think Amazon just launched a business-to-business office products initiative. So I am sure they're in there, knocking on the door. And certainly, Office Depot and even local players win a lot of contracts Michael Lasser - UBS - Analyst Okay. So maybe another way to say it is, do you have a sense of what your market share is within the Fortune 500 per se? Ronald - Ron Sargent - Staples Inc - Chairman and CEO No, I am not sure I have done that calculation. I am just not sure. I don't know. Michael Lasser - UBS - Analyst Okay. Well, congrats again, and thank you so much. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you, Michael. Operator Oliver Wintermantel, Evercore ISI. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Hey, Oliver. Oliver Wintermantel - Evercore ISI - Analyst Hey, good morning, guys. Congratulations also from our side. I had a question on the one-time costs. So can you maybe tell us what's included in the one-time costs, and how much of the one-time costs are cash versus non-cash? Christine Komola - Staples Inc - CFO Sure. So the one-time costs are primarily banking-related commitments up front related to the ABL, and the term loans that we will be doing, as well as obviously the bankers and the legal fees. Most of these probably are cash. At this point, we haven't gone through all of the month by month cash flow projections, but that's the high level view of it. Oliver Wintermantel - Evercore ISI - Analyst Yes, thanks. And then my follow-up is from three different banners that you run, how do you expect to manage these like on a store level, and then also on -- at the commercial side? Ronald - Ron Sargent - Staples Inc - Chairman and CEO I think it's a little early to talk about our long-term brand strategy, because we haven't put any integration plan together along those lines. But I think over time, and I can't commit to a particular day, but we do expect to consolidate the Office Depot and OfficeMax brand names, and get to one global brand of Staples. Oliver Wintermantel - Evercore ISI - Analyst Yes. Thanks very much. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you, Oliver. Operator Alan Rifkin, Barclays. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Alan. Alan Rifkin - Barclays Capital - Analyst Good morning. How are you, Ron? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good. Alan Rifkin - Barclays Capital - Analyst In an effort to measure your success prior to year three, are you at liberty to tell us what synergy goals are for year one and year two? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Christine? Christine Komola - Staples Inc - CFO At this point, we haven't -- I am not ready to go through year by year. But I think you know the kind of major buckets as I said would be, starting with the G&A piece, starting with costs like marketing and operational costs, and buying efficiencies. That's where we will start, and then we will then build from there. Alan Rifkin - Barclays Capital - Analyst Okay. And with the Office Depot and OfficeMax team having such great success in the early days of their merger, how much involvement will that team have in the ultimate merger of all three companies? Christine Komola - Staples Inc - CFO They really have had a great success. So I would expect they would be very, very involved, and their recent experience has been -- their ability to execute as quickly as they have been, as Ron said, has definitely been a learning for us, and anxious kind of just to get into that. Alan Rifkin - Barclays Capital - Analyst Okay. And one last question if I may. What is the overlap on the B2B side between the account bases of the two companies? (Multiple Speakers). -- synergies would be realized very quickly? Ronald - Ron Sargent - Staples Inc - Chairman and CEO I am not sure I understand the question. But obviously, we don't know what our overlap is, because Office Depot doesn't know anything about Staples current customer, nor the other way around. I am not sure I can answer that. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Alan Rifkin - Barclays Capital - Analyst Okay. Thank you very much. I appreciate it. Ronald - Ron Sargent - Staples Inc - Chairman and CEO All right. Thanks, Alan. Operator Chris Horvers, JPMorgan. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Chris. Christopher Horvers - JPMorgan - Analyst Good morning. Congratulations, everybody. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you. Christopher Horvers - JPMorgan - Analyst Yes. So I think we have a sense of what North America might look like in three to five years time. But I think everyone's sense on Europe and the international footprint is much more nebulous. So do you -- can you talk about how complementary the businesses are internationally retail versus the B2B side? And does this give you an opportunity to further rationalize the store base internationally? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Yes, I think so. But and again, we haven't spent any time at all on integration plans. But I know that we have been doing a pretty significant restructuring plan in Europe. And I Roland has talked to me about the fact that they are doing same in Europe. But obviously, we compete across the continent, and we are probably in 15 or 16 countries, and I think probably Office Depot is in a few more. But we compete in many different channels, in the contract arena, the online dot com business, as well as retail. In terms of overlap on retail stores, I can't think of any country where we overlap on retail stores, and I think there is probably several countries where we do overlap in -- on the contract side. But even there, in some cases we have a very strong contract presence, and the Office Depot contract presence is smaller, and then vice versa as well. For example, our online business is very small in the UK, and Office Depot has a very large online presence in the UK called the Viking. So yes, I think it's a little early to know how the pieces fit together. But I am confident with the senior leadership from both sides, we will be able to sort that out, and obviously we have the regulatory authorities to look at it as well. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Christopher Horvers - JPMorgan - Analyst So are there any -- specifically on the contract side, are there any companies, France, Germany that there is a similar -- a much more similar business? Because it sounds like you're saying, in a lot of these countries, you are showing contracts that might be stronger in retail and vice versa. So are there any particular countries where there is a much more head-to-head large contract competition? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Yes, there may be one or two. I just -- I am not informed enough at this point to really be able to give you a great answer. So we just need to do some work on that issue. Christopher Horvers - JPMorgan - Analyst Okay. And then, Ron, you spent five years integrating Corporate Express and that took a long time. Roland, you are 14 months into the Depot OfficeMax integration. So where do you see the biggest risks and the hardest parts of the integration based on the experiences that you had? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Well, let me start, and I will ask Roland, who is much more the expert than I at this point. Obviously, the biggest risk are always customers and associates. I think the reason that our integration of Corporate Express was successful, and I think the success you are seeing at Depot and Max, is because they retained a lot of the top talent. They looked at best practices. They were extremely careful to minimize customer direction. And I think managing integration risk is something that Roland and his team have done a terrific job over the last couple of years. So maybe Roland, I will let -- ask you to comment? Roland Smith - Office Depot, Inc. - Chairman and CEO Yes, sure. I think you've hit the nail on the head. Certainly, I think the real secret is to ensure that you have the right team in place, that you have a very clear structure and what people's responsibilities are, that you lay out your priorities so that they are achievable, but they are not so many that you begin to stumble over them, and then you execute with excellence. And I think that, as I look back at the past 14 or 15 months, I can say that we have had a fantastic team in place, that have been focused on the right priorities. We've kept their nose to the grindstone. We have executed with excellence against each of our priorities, and we have done that at a pace that most people didn't think was possible. And I believe that if this happens again, in the integration of Office Depot and Staples, that the risk is actually relatively small, because I believe that these synergies clearly can be delivered. Christopher Horvers - JPMorgan - Analyst And then one final one for you, for Roland on, do you have any planned DC closures in 2015 that will remain on track for this year? Roland Smith - Office Depot, Inc. - Chairman and CEO As I mentioned earlier, we have a very clear plan that we have already put in place for the entire year of 2015 as it relates to our critical priorities. One of those continues to be the continued execution of our integration, so that we can continue to achieve our merger synergies and efficiencies. In that regard, we have a number of DC closures that are planned in the first quarter, and we expect that we will continue to execute against them exactly as our plan played out. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Christopher Horvers - JPMorgan - Analyst Perfect. Thanks very much, guys. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thanks, Chris. Operator Brad Thomas, KeyBanc Capital Markets. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Brad. Brad Thomas - KeyBanc Capital Markets - Analyst Thanks, good morning, and let me add my congratulations to you all as well. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you. Brad Thomas - KeyBanc Capital Markets - Analyst I wanted to ask a follow-up about the synergies. I was hoping to just clarify if that $1 billion number is a gross or a net number? And then, I was hoping you could also talk about [that] level in context to what Office Depot and OfficeMax are sitting right now? And what Staples and Corporate Express saw a few years ago? Christine Komola - Staples Inc - CFO Sure, Brad. It's Christine. So in terms of whether it's a gross or net, we are not that precise at this point. But I think early on, we do believe that this will be accretive even with reinvestment happening. So I think we're confident that our goals will be accretive to EPS, and we can achieve the $1 billion, while investing in the areas that Ron just mentioned. In terms of your second question, around our ability to achieve this, I think in regards as well as with the existing integration work going on, I think as they -- as we look at the plans for our business -- and we've spoken with Roland and his team, it's critical that we both achieve our goals and we learn from the experiences there. I think that the businesses are -- need to operate independently, but I think in the end they'll come together with a better business, because of what each company is actually doing. And I think that will help enhance our ability to execute against the synergies early in the three-year plan. Roland Smith - Office Depot, Inc. - Chairman and CEO Yes, Brad, I guess I would say that as it relates to the Office Depot and the OfficeMax synergies and efficiencies, as I think you are all aware, we have raised our targets every single quarter. And I would say that we have a very high probability of delivering our targets in the future. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Brad Thomas - KeyBanc Capital Markets - Analyst Great. Thank you. Operator David Strasser, Janney Montgomery Scott. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, David. David Strasser - Janney Montgomery Scott - Analyst Thank you, and my congratulations as well. When you talked about the $1 billion investment, or as you are looking at the two businesses, how do you look at pricing? Do think there is opportunities here to bring pricing down? In the past, you guys have been criticized collectively as a group on your relative pricing to people like Amazon and others and Costco. Do think this is opportunity where you become dollar for dollar competitive, or do you have -- not really an interest to do that? Ronald - Ron Sargent - Staples Inc - Chairman and CEO No, I think this is an opportunity. As I said earlier, I think this is a kind of a historic opportunity to reset pricing, given the synergies that we expect to garner between the two businesses. I would argue that certainly in the contract arena, our prices are unbelievably good. I think increasingly we've done a lot more in the area of online pricing, whether that's scraping on a multiple times a day, whether it's dynamic pricing mechanisms which we've been employing. So I think we are getting closer and closer and closer. And I think this is opportunity, particularly on the retail side to get much sharper on pricing, and give people a reason to shop at stores when it's convenient for them to do it, rather than feeling like they have to compare with an online competitor. David Strasser - Janney Montgomery Scott - Analyst And I guess, one follow-up to that would be regarding what -- you talked about going over 50% on office products. Roland, at Office Depot, I don't know if you keep as close statistics on that issue, but what is that mix for Office Depot and do you think can get to that number as well? Roland Smith - Office Depot, Inc. - Chairman and CEO I can't tell you, David, what that number is. We haven't looked at it in that regard. I can tell you that we regularly look at SKUs and products that we think that we can provide our customers, whether it's retail or whether it's contract, or whether it's online. And so, we will continue to expand our offering. What we had been focused on in 2014, we will continue to focus on in 2015 is the concept of our unique selling proposition. Which Ron mentioned this morning, which really goes after providing a group of customers that we think are much more interested in the concept of quality and service and experience, so that we can garner an additional share in that particular area. David Strasser - Janney Montgomery Scott - Analyst Great. Thank you. Good luck, and thanks a lot. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you, David. Operator Matthew Fassler, Goldman Sachs. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Matt. Matthew Fassler - Goldman Sachs - Analyst Thanks a lot. Good morning and Ron and Roland, congratulations on this deal. Two questions. The first is I think for Christine. On the $1 billion of costs associated with ultimately attaining the synergies, can you talk about how much of that is cash versus non-cash, and what the timing is for the cash portion? Christine Komola - Staples Inc - CFO So we haven't -- I don't have the precise breakout, but I think as you can imagine a lot of the cash is the upfront cash around severance, and divestments and expenses that you've got to start your integration. And then over time, as you plan for your DC consolidation that tends to be more capital intensive. And so therefore, it's a little bit later in the cycle. But as we pull together our specific integration plans, we will be able to match that out, and lay that out for you all. Matthew Fassler - Goldman Sachs - Analyst Putting timing aside, is this largely a cash number, or should there be write-downs and such beyond that associated -- or included within that $1 billion? Christine Komola - Staples Inc - CFO It will -- we are not quite ready to nail that down yet. But we will, once we get our integration plans more clearly laid out. Matthew Fassler - Goldman Sachs - Analyst Got it. That is helpful. And then secondly, Ron, and I think this was I think addressed perhaps a moment ago to some degree, Ron, you spoke about revenue synergy opportunities. If you could talk about businesses where one company has a successful or ongoing effort, and the other has less of a presence where we could think about the opportunity to layer revenue synergies onto each business, what would some of those be? Ronald - Ron Sargent - Staples Inc - Chairman and CEO Well, I think there is a lot. I mean, obviously we talked about pricing earlier. But I think we have a very -- at Staples, we have a very well-developed copy and print operation that's getting better and stronger, and much more of an online way. We just recently did acquisition in that area, and that is going to prove to be very successful. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

In terms of assortment expansion, we are now selling over 1 million SKUs through our online business. I think maybe that is an opportunity to expand that product assortment to Depot customers. I think we have invested very heavily in e-commerce over the last couple of years, as we try reposition the Company. I think when you look at Office Depot, there are probably similar opportunities. I know we have done some research. I think Office Depot has an incredibly loyal customer base, particularly where they have a strong [sit] store presence, and I think there is probably some things we can learn there. And obviously, service in general, Office Depot scores incredibly highly on service dimensions in general, and we track that on a regular basis. I think maybe there are some things we can learn there. Obviously, in the next couple of years, we're -- probably the biggest opportunity is the Office Depot OfficeMax integration playbook, because we think they've done a fabulous job, and we expect to really rely on that heavily. And obviously, the talent, the best talent for both sides, I think is another opportunity to improve revenue synergy. Roland, I am probably missing some things. Anything you feel like we should also mention to Matt? Roland Smith - Office Depot, Inc. - Chairman and CEO I think you have hit the highlights, Ron. I do believe that our playbook will be very instrumental in helping the Staples team, along with the talent that you bring from here to ensure that these efficiencies and synergies get delivered quickly, and to the targets that have been established. Just going to add a little more. We have a very strong furniture business, that I think we can probably provide some value in. And one that you didn't mention but we look at regularly, is Staples has a very strong Jan/San business that I think could be integrated into our organization, and add significant revenue as we go forward. So I think there are tons of opportunities, and we will find many more as we have the opportunity to actually begin to think about integration once this deal closes. Matthew Fassler - Goldman Sachs - Analyst Guys, thank you so much. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thank you, Matt. Operator Simeon Gutman, Morgan Stanley. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Good morning, Simeon. Simeon Gutman - Morgan Stanley - Analyst Good morning. Thanks, and congratulations. Just first, just to follow-up, this was asked in some form. So Office Depot OfficeMax, still had $400 million to $500 million of synergy to be realized. And it sounds like Roland has been very clear, that no plans to slow that down. And so the way we should think about it is, they will realize what they're going to realize during this year. And then, whatever is left to be realized, that still is in play, or still to be realized on top of the $1 billion post this deal closing? 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Christine Komola - Staples Inc - CFO Yes, that's correct, Simeon. This is Christine. Simeon Gutman - Morgan Stanley - Analyst And then to clarify another point, you suggested that there is going to be by channel, that retail is very opportunistic, but that there should be some additional opportunities, international and in commercial. On the retail side, I guess I was a little surprised because the store optimization piece seems like a massive opportunity in terms of transfer rates, and even in terms of rent reductions that could happen down the road. And so, in terms of ranking -- rank ordering them, Christina, I don't know if you could touch on it again, but retail should be -- not -- won't be as large as some of the other opportunities? Ronald - Ron Sargent - Staples Inc - Chairman and CEO It's -- we're still -- it is a little bit in flux. A lot of those synergies are part of our -- both our synergy and work that Staples is doing, as well as Office Depot. So remember those -- a lot of that has started already happening. And then, we've got a big business worldwide. So that's why it does -- for us the rental component is not as big, just because there are so many other components between the G&A, between -- the marketing is a huge number that you can think about. You think about all of the buying of indirect and COGs is 80% of both of our businesses. So those are big part of your business that you can affect pretty quickly, and have a pretty meaningful impact. That's part of the reason why the retail numbers is not -- I mean, it's part of it, but it's not as big of a driver as the other areas. Simeon Gutman - Morgan Stanley - Analyst Can you just remind us about the Staples individual store repositioning? How many have been done, and what type of rent reductions have you seen on average? Christine Komola - Staples Inc - CFO So we have got -- we have committed to 225. We've done about three-fourths of that, and we have another one-quarter to go in 2015. We been able to achieve our target -- remember, a lot of those stores now start to be -- not necessarily money-losing stores, but they have sales transfer dollars which migrate into the local network. So there is -- we will give guidance as we go forward, and as we close out the books in the next month or so. So you'll hear more about that. Simeon Gutman - Morgan Stanley - Analyst Okay. And then lastly, and I don't know if this is answerable, but regarding the timing, end of calendar 2015. How much cushion is built in, I mean, in other words, how -- could it close sooner if the FTC just has fewer comments? Christine Komola - Staples Inc - CFO Really, the FTC will really have to dictate how fast we go, and we will work very closely with them. I think all of us, between Office Depot and Staples are committed to working with the FTC as quickly as we can so, but they will dictate the time lines. Simeon Gutman - Morgan Stanley - Analyst Okay, thanks. 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

Ronald - Ron Sargent - Staples Inc - Chairman and CEO Thanks, Simeon. That was last question Mike? Christine Komola - Staples Inc - CFO Dave. Operator Yes, it was indeed. As such, I would like to hand the call back to Mr. Ron Sargent for closing remarks. Thank you. Ronald - Ron Sargent - Staples Inc - Chairman and CEO Well, thanks again, everybody. I appreciate you joining us for the call this morning on short notice. We look forward to speaking with all of you again very soon. Operator Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved. 5617490-2015-02-04T20:30:31.490 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 04, 2015 / 1:00PM, SPLS - Staples Inc Announces Acquisition of Office Depot Inc M&A Call

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Staples, Inc. (the “Company”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Office Depot, Inc. (“Office Depot”) plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the Company, Office Depot, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and Office Depot through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from the Company by contacting the Company’s Investor Relations Department at 800-468-7751 or from Office Depot by contacting Office Depot’s Investor Relations Department at 561-438-7878.

The Company and Office Depot, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the Company’s directors and executive officers is contained in the Company’s proxy statement dated April 11, 2014, which is filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s proxy statement dated March 24, 2014, which is filed with the SEC.  To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in the 2014 proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus to be filed by Office Depot in connection with the transaction.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Company and Office Depot, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the Company or Office Depot managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including:  the ability to consummate the transaction; the risk that Office Depot’s stockholders do not approve the Merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; uncertainties as to the timing of the Merger; competitive responses to the proposed Merger; response by activist shareholders to the Merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the ability to successfully integrate the Company’s and Office Depot’s operations and employees; the ability to realize anticipated synergies and cost savings; unexpected costs, charges or expenses resulting from the Merger; litigation relating to the Merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; any changes in general economic and/or industry specific conditions; and the other factors described in the Company’s Annual Report on Form 10-K for the year ended February 1, 2014 and Office Depot’s Annual Report on Form 10-K for the year ended December 28, 2013 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  The Company and Office Depot disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.